UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
001-34272
CUSIP NUMBER
10807M105

(Check one): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q [ ] Form 10-D  [ ] Form N-SAR   [  ] Form N-CSR

For period ended:  March 31, 2014

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Not Applicable
________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Bridgepoint Education, Inc.
________________________________________________________________________________________
Full Name of Registrant

Not Applicable
________________________________________________________________________________________
Former Name if Applicable

13500 Evening Creek Drive North
________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

San Diego, CA 92128
________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bridgepoint Education, Inc. (the “Company”) has determined it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “Q1 2014 Form 10-Q”) by May 12, 2014, without unreasonable effort or expense because the Company is working to quantify the impact of an outstanding comment the Company received from the Securities and Exchange Commission (the “SEC”). The comment was received in connection with the SEC’s review of the Company’s periodic reports, and relates to the Company’s revenue recognition policy and its accounting for doubtful accounts.  Specifically, the Company has historically not determined it necessary to reassess whether collectability is reasonably assured on a student-by-student basis when recognizing revenue subsequent to a student's initial enrollment with the Company's institutions. On May 1, 2014, the SEC informed the Company that such a reassessment is required under accounting principles generally accepted in the United States upon certain changes in circumstances, such as when a student loses financial aid eligibility. The Company’s analysis is not complete and the preliminary results may change. The Company is also evaluating whether the lack of a student-by-student reassessment (i) changes management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, or (ii) caused any previously issued quarterly or annual financial statements for the periods from January 1, 2011 through December 31, 2013 to be materially misstated. At this time, management is unable to conclude whether any previously issued financial statements are materially misstated. In the event any prior period is materially misstated, the financial statements for such period and those of subsequent periods will be required to be restated in an amendment to our Annual Report on Form 10-K for the year December 31, 2013. Even if no prior period financial statements are materially misstated, our previously issued financial statements and our results for the quarter ended March 31, 2014 may be required to be revised on a prospective basis.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Dan Devine	(858)	668-2586 ext. 2186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company's analysis is ongoing and adjustments made to revenue and bad debt expense for the quarter ended March 31, 2014, and as a result both revenue and net income, are subject to change pending the completion of the internal analysis.

Bridgepoint Education, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2014	By:	/s/ Dan Devine
Name: Daniel J. Devine
Title: Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).